UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

QUANTUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3449	94-2665054
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

224 Airport Parkway, Suite 550, San Jose, California		95110
(Address of principal executive offices)		(Zip Code)
Shawn Hall		(408) 944-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Quantum Corporation (“Quantum”) has evaluated its current products and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG Minerals”). Based on the outcome of our due diligence procedures, we have filed a Conflict Minerals Report herewith.
Reasonable Country of Origin Inquiry (RCOI)
Following our initial determination that certain of our hardware products contain components that contain 3TG Minerals, Quantum conducted an RCOI to determine whether such 3TG Minerals originated in the Democratic Republic of the Congo and adjoining countries, as defined in Form SD (the “Covered Countries”). Our RCOI was based on a survey of our largest direct suppliers of parts (those that, in the aggregate, account for more than 80% of our annual expenditures), components and assemblies containing 3TG Minerals. We requested that each of these suppliers complete the Responsible Business Alliance’s (formerly EICC) Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative) conflict minerals reporting template. We do not have a direct relationship with any of the smelters or refiners of the 3TG Minerals. Accordingly, we rely on our suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us based on the specified conflict minerals reporting template. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to Rule 13p-1.
All of the surveyed suppliers responded as of 31 Dec 2017. Based on those responses, Quantum determined that 3TG minerals present in certain of its products may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1, Quantum proceeded to engage in due diligence regarding the sources and chain of custody of its 3TG minerals and has completed a Conflict Minerals Report, filed herewith.
Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available Company’s website at http://www.quantum.com, where the document may be found by clicking “Company” from the home page, selecting “Investor Relations” and then clicking on “Corporate Governance,” followed by “Governance Documents.”

Item 1.02  Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ SHAWN HALL
Shawn Hall
Senior Vice President and General Counsel

Date: May 24, 2018